SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant    ☐

Filed by a Party other than the Registrant    ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

CUTERA, INC.

(Name of Registrant as Specified In Its Charter)

Voce Capital Management LLC

Voce Catalyst Partners LP

Voce Capital LLC

J. Daniel Plants

David H. Mowry

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2023

SPECIAL MEETING OF SHAREHOLDERS

OF

CUTERA, INC.

3240 Bayshore Blvd.

Brisbane, California 94005

__________________________

PROXY STATEMENT

OF

Voce Capital Management LLC

_________________________

PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY

This proxy statement (“Proxy Statement”) and the enclosed BLUE proxy card are being furnished by Voce Capital Management LLC and certain of its affiliates, J. Daniel Plants (“Mr. Plants,” and together with Voce Capital Management LLC and certain of its affiliates, as identified in Annex I, “Voce”) and David H. Mowry (“Mr. Mowry” and together with Voce, the “Participants,” “we” or “us”) in connection with the solicitation of proxies from the shareholders of Cutera, Inc., a Delaware corporation (“Cutera” or the “Company”).

Messrs. Plants and Mowry, in their respective capacities1 as Executive Chairman of the board of directors of the Company (the “Board”) and Chief Executive Officer (“CEO”) of the Company, pursuant to the Amended and Restated Bylaws of the Company (the “Bylaws”), have called a special meeting of shareholders of the Company (the “Special Meeting”). We are seeking your support at the upcoming Special Meeting, to be held in or near Brisbane, California at 9:00 a.m. Pacific time, on June 9, 2023, unless adjourned or postponed to a later date, with respect to the proposals listed below (each, a “Proposal” and, collectively, the “Proposals”).

This Proxy Statement and BLUE proxy card are first being mailed or given to the Company’s shareholders on or about [●], 2023.

Proposals		Our Recommendation
1.

To remove, without cause, the following five directors of the Company (each, an “Opposed Director,” and collectively, the “Opposed Directors”):

(a)  Gregory A. Barrett

(b)  Sheila A. Hopkins

(c)  Timothy J. O’Shea

(d)  Juliane T. Park

(e)  Janet D. Widmann

(f)   To remove, without cause, any other person or persons elected or appointed to the Board after April 2, 2023 and up to and including the date of the Special Meeting and any postponement or adjournment thereof, other than Mr. Plants, Mr. Mowry and Joseph E. Whitters (“Mr. Whitters,” and together with Messrs. Plants and Mowry, the “Supported Directors”).

FOR FOR FOR FOR FOR FOR
2.	To repeal each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Company’s shareholders after April 13, 2017.	FOR
3.	To transact any other business that may properly come before the Special Meeting or any postponement or adjournment thereof.

_______________________________

1 The Opposed Directors, on behalf of the Company, have purported to terminate Messrs. Plants and Mowry’s employment in their respective capacities as Executive Chairman and CEO. Messrs. Plants and Mowry believe that each such termination was unlawful; for more information, please see the “Background of this Proxy Solicitation” section of this Proxy Statement.

To the knowledge of the Participants, the Board is currently composed of 8 directors, each of whom is elected annually. Through this Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to remove each of the Opposed Directors listed in Proposals 1(a)-(e) (and, as applicable, any directors contemplated by Proposal 1(f)).

Proposal 1(f) contemplates the removal, without cause, of any other person or persons elected or appointed to the Board from April 2, 2023 until and including the date of the Special Meeting and any postponement or adjournment thereof, other than the Supported Directors. The purpose of Proposal 1(f) is to prevent the Board from “packing” itself inappropriately with new members that have not been approved by shareholders in advance of the Special Meeting. In the event that shareholders approve Proposals 1(a)-(f) in full to remove all of the Opposed Directors, each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend), pursuant to the Bylaws, to seek to fill the resulting vacancies with independent directors. In the event that not all of the Opposed Directors are removed at the Special Meeting such that no more than two of the Opposed Directors remain on the Board but all of the Supported Directors remain on the Board, the Supported Directors will constitute a majority of the Board and each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend) to act pursuant to the Bylaws to seek to fill any remaining vacancies with independent directors on the Board accordingly.

Assuming a quorum is present, according to the Company’s Proxy Statement (as defined below), Proposals 1(a)-(e) (and, as applicable, Proposal 1(f)) require the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the Record Date (as defined below) to pass. Abstentions are included in determining the number of votes present or represented at the Special Meeting and therefore, are counted for quorum purposes. Abstentions and not voting your shares of Common Stock will have the same effect as votes “AGAINST” Proposals 1(a)-(f). According to the Company’s Proxy Statement (as defined below), Proposal 2 requires the affirmative vote of the holders of a majority of the voting power of the Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon to pass. Abstentions will have the same effect as votes “AGAINST” Proposal 2. As described in the Questions and Answers section, we do not expect there to be any broker non-votes at the Special Meeting.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Special Meeting as [●], 2023 (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. At the close of business on the Record Date, there were [●] shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) outstanding, according to the Company’s proxy statement (the “Company’s Proxy Statement”), filed with the Securities and Exchange Commission (the “SEC”) on [●], 2023. As of the close of business on [●], 2023, the Participants beneficially owned 1,491,029 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst Partners LP) in the aggregate, as further described in Annex I.

We urge you to sign, date and return the BLUE proxy card and to vote “FOR” Proposals 1(a)-(f) and 2.

This proxy solicitation is being made by the Participants, and not on behalf of the Special Committee of the Board (the “Special Committee”), management of the Company or any other third party.  We are not aware of any matters to be brought before the Special Meeting, other than as described herein.  Should other matters be brought before the Special Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion, subject to applicable law.

If you have already voted using the Company’s white proxy card, you have every right to change your vote by signing, dating and returning the enclosed BLUE proxy card in the enclosed pre-paid envelope or to vote via the Internet or by telephone by following the instructions on your BLUE voting instruction form. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section of this Proxy Statement.

YOUR VOTE IS IMPORTANT. We Urge You to Submit Your Vote as Soon as Possible by Signing, Dating and Returning the BLUE Proxy Card by Mail or by Voting Via the Internet or by Telephone by Following the Instructions on Your BLUE Voting Instruction Form.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc. (“D.F. King”), toll free at (800) 755-7250 or by email at CUTR@dfking.com.

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BACKGROUND OF THIS PROXY SOLICITATION

Reasons for this Solicitation.

Messrs. Plants and Mowry believe that it is critical that the Company be positioned to fulfill its business goals and corporate governance objectives for the benefit of Cutera and all of its stakeholders. Voce, as one of Cutera’s largest and most tenured shareholders, shares such belief.

Accordingly, Messrs. Plants and Mowry have called for the Special Meeting to reconstitute the Board in view of what they consider to be an untenable boardroom culture characterized by continued infighting, power struggles between certain members of the Board (as described below) and a lack of planning in finding a successor to Mr. Mowry as CEO. The Participants believe these issues require corrective action, and that shareholders of the Company should have a say in who will lead Cutera through this critical point in its evolution.

Background to this Solicitation.

On January 6, 2015, pursuant to an agreement by and among Voce, Mr. Plants and the Company, Mr. Plants was appointed to the Board as an independent director and as the Chairman of the Company’s Strategic Transactions Committee.

On October 28, 2016, Mr. Plants was appointed Chairman of the Board.

On July 9, 2019, the Board appointed Mr. Mowry as CEO.

On May 19, 2021, Mr. Plants accepted the terms of an employment offer letter, dated May 18, 2021, pursuant to which he was appointed Executive Chairman of the Company.

In early January 2023, Mr. Mowry communicated to the Board that he wished to begin a CEO transition process in advance of his retirement. Mr. Mowry indicated that he wished to announce his retirement plans during the Company’s Q4 2022 earnings call in late February 2023.

On January 18, 2023, the Board sent Mr. Plants a letter offering him the position of CEO. For nearly a month, the parties negotiated various terms and conditions of the offer, but ultimately did not reach an agreement.

On February 22, 2023, during a meeting of the full Board, Mr. Plants formally withdrew his name from consideration to replace Mr. Mowry as CEO. Later during the same meeting, the Board formed the Search Committee, which included Mr. Plants and Timothy J. O’Shea (“Mr. O’Shea”) and was chaired by Janet D. Widmann (“Ms. Widmann”).

In early March 2023, concerned about potential turmoil at the Company that would be caused by the subdivision of his CEO functions and their assignment to certain members of the Board, Mr. Mowry called for a Board meeting to be held on March 9 (the “March 9 Meeting”). At the March 9 Meeting, Mr. Mowry indicated his willingness to postpone his retirement indefinitely to support a fulsome external search process for a new CEO and a smooth leadership transition by maintaining the status quo until his successor was identified. However, during the March 9 Meeting, and in subsequent informal communications, the same Board members continued to insist that they have operational involvement. Mr. Mowry’s proposal to remain in his CEO role and support the Company’s transition was never accepted, notwithstanding Mr. Mowry seeking confirmation from the Board on multiple occasions. Despite the importance of these topics, the full Board did not meet again until the April 4 Meeting (as defined below), which was called by Mr. Plants.

On April 3, 2023, Mr. Plants issued a letter to the other members of the Board summarizing his concerns regarding the Board’s ability to function effectively (the “April 3 Letter”). In the letter, Mr. Plants communicated his perspectives regarding what he perceived to be the Board’s (i) failed CEO succession planning, (ii) inability to make long-term decisions, (iii) misapplications of basic corporate governance, (iv) conflicts of interest in connection with deliberative processes, (v) misappropriation of corporate assets and machinery, and (vi) operational interference and micromanagement of Company personnel.

Also in the April 3 Letter, Mr. Plants indicated his hope that the Board would work together to constructively resolve the Company’s corporate governance issues while simultaneously (i) requesting a special meeting of the Board to discuss such corporate governance matters with a view towards resolution; and (ii) submitting a notice for a special meeting of the Company’s shareholders (the “Plants Special Meeting Notice”) to allow the Company’s shareholders to express their views directly as to whom they believe will best represent their interests going forward.

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On April 4, 2023, the Board convened for a special meeting (the “April 4 Meeting”). At the April 4 Meeting, the Board discussed the April 3 Letter and the Plants Special Meeting Notice. Mr. Plants requested that a successive special meeting of the Board be held for the purpose of negotiating a resolution to the Company’s corporate governance issues. He also indicated a preference for a privately negotiated settlement and that if that was not available, extending the nomination deadline for shareholders to nominate candidates for election to the Board (the “Nomination Deadline”) at the Company’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) would also allow him to withdraw the Plants Special Meeting Notice. The Board agreed that the Governance and Corporate Responsibility Committee would deliver a recommended response to the Board to be voted on at an April 6, 2023 Board meeting.

On April 6, 2023, the Board convened a special meeting (the “April 6 Meeting”) via videoconference. At the April 6 Meeting, the Board did not consider the matters that Mr. Plants proposed for discussion during the April 4 Meeting and that the Board agreed would be considered during the April 6 Meeting. Rather, at the April 6 Meeting, the Opposed Directors, in their capacity as a majority of the Board, formed the Special Committee.

On April 7, 2023, the Company, at the direction of the Special Committee, issued a press release disclosing the Plants Special Meeting Notice and announcing the establishment of the Special Committee.

Later on April 7, 2023, the Company filed a current report on Form 8-K with the SEC disclosing the delivery of the April 3 Letter, the Plants Special Meeting Notice, and the formation of the Special Committee.

On April 10, 2023, Mr. Mowry delivered a notice for a special meeting of the Company’s shareholders (the “Mowry Special Meeting Notice” and, together with the Plants Special Meeting Notice, the “Special Meeting Notices”), to allow Cutera’s shareholders to express their views as to whom they believe will best represent their interests going forward.

Later that day, Messrs. Plants and Mowry, in their personal capacities, issued a press release (the “April 10 Press Release”) in which they commented on the fact that they each delivered to the Company their respective Special Meeting Notices.2 In the April 10 Press Release, Messrs. Plants and Mowry reiterated their concerns regarding the current state of the Board and the actions of the Opposed Directors, as well as what they believed to be the corrosive effect of the current status quo on the Company’s ability to achieve performance objectives.

On April 11, 2023, Messrs. Plants and Mowry filed a Verified Complaint (as defined below) in the Chancery Court in the State of Delaware (the “Court”), captioned J. Daniel Plants and David H. Mowry v. Gregory A. Barrett, Sheila A. Hopkins, Timothy J. O’Shea, Juliane T. Park, Janet D. Widmann, and Cutera, Inc. C.A. No. 2023-0420-MTZ, against the Opposed Directors, the details of which are explained more fully in the “Ongoing Litigation Relating to this Solicitation” section of this Proxy Statement.

On the same day, Messrs. Plants and Mowry, in their personal capacities, issued a press release sharing a letter from certain of the Company’s senior employees to the Board, expressing support for Messrs. Plants and Mowry’s leadership, praising their commitment to the Company, and asking that the Board resolve its issues as quickly as possible.3

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2 Source: J. Daniel Plants and David Mowry Call for Special Stockholder Meeting to Reconstitute Cutera’s Board, Business Wire, April 10, 2023 at 7:35 a.m. ET.

3 Source: David Mowry and J. Daniel Plants Share Letter of Support from Cutera Senior Leaders Sent to Company’s Board, Business Wire, April 11, 2023 at 4:49 p.m. ET.

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Also on April 11, 2023, Pura Vida Investments, LLC, a holder of Common Stock of the Company (“Pura Vida”), issued a press release (the “Pura Vida Press Release”) disapproving of the Board’s recent actions and expressing concern for the state of the Company.4 The Pura Vida Press Release also urged the Board to move forward with an orderly CEO succession process and called for an extension to the Nomination Deadline (as defined below).

In addition, on April 11, 2023, the Board held a special meeting (the “April 11 Meeting”) via videoconference, the purpose of which Messrs. Plants and Mowry were not made aware in advance. At the April 11 Meeting, Mr. Plants called the meeting to order and noted two continuing objections prior to the conduct of business. First, Mr. Plants objected to the presence on the call of Sidley Austin LLP, counsel to the purported Special Committee. Second, Mr. Plants noted that the purported notice given by the Opposed Directors to call the April 11 Meeting was untimely under the Bylaws.

Mr. Plants then placed two items onto the agenda for consideration:

(i) First, he made a motion, which was seconded by Mr. Mowry, that the Board exercise its fiduciary duties to reopen the nomination window. However, the motion failed to carry, with all five of the Opposed Directors voting against it and the Supported Directors voting in favor.

(ii) Second, Mr. Plants motioned to require the members of the Special Committee to pay for their own fees and expenses incurred in opposing the proposals to be considered and voted upon at the Special Meeting, rather than allowing them to draw upon shareholder capital for this purpose. Mr. Mowry seconded this motion; it failed 5-2, with Messrs. Plants and Mowry voting in favor, the five Opposed Directors voting against and Mr. Whitters abstaining due to a lack of information upon which to base his decision.

The members of the Special Committee then introduced several motions, purporting to:

(i) remove and terminate Mr. Plants as Executive Chairman for cause and remove Mr. Plants from any and all other officer or employee positions with the Company and any subsidiary of the Company;

(ii) terminate Mr. Mowry as CEO for cause and remove Mr. Mowry from any other officer or employee positions with the Company and any subsidiary of the Company;

(iii) appoint Ms. Widmann as Chairperson of the Board and Sheila A. Hopkins (“Ms. Hopkins”) as Interim CEO;

(iv) remove Mr. Plants as a member of the Search Committee;

(v) confirm that the Governance and Corporate Responsibility Committee would be assuming all of the functions and responsibilities of the Search Committee; and

(vi) confirm, approve, accept and ratify the formation and all prior actions of the Special Committee. All of the motions passed with the five votes of the Opposed Directors; the Supported Directors voted against, or abstained from, each motion brought by the members of the Special Committee. Messrs. Plants and Mowry believe the Company’s purported termination of them to be both unlawful and unjustified and reserve all of their rights on this matter, waiving none.

None of the members of the Board, other than the Opposed Directors, voted in favor of the motions introduced by the members of the Special Committee at the April 11 Meeting.

On April 12, 2023, Messrs. Plants and Mowry, in their personal capacities, issued a press release announcing the filing of the Verified Complaint (as defined below) and commenting on their purported terminations by the Opposed Directors.5

Also on April 12, 2023, Voce filed an amendment to its Schedule 13D with respect to the Company, reporting that Mr. Plants and Voce, respectively, held beneficial ownership of 6.4% and 6.1% of the Company’s outstanding shares of Common Stock, and that Voce may be deemed to have formed a “group” with Mr. Mowry within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

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4 Source: Pura Vida Investments Calls for Cutera Board to Immediately Extend Director Nomination Deadline, Business Wire, April 11, 2023 at 3:41 p.m. ET.

5 Source: Cutera Directors J. Daniel Plants and David Mowry Take Legal Action to Ensure Shareholders Have a Say in Composition of Cutera’s Board and Selection of its Next CEO, Business Wire, April 12, 2023 at 4:35 p.m. ET.

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Later on April 12, 2023, RTW Investments, LP (“RTW”), a holder of Common Stock of the Company, issued a press release expressing concern over the Board’s termination of Mr. Mowry, and expressing support for a special meeting of the Company’s shareholders for the purpose of reconstituting the Board.6

On April 13, 2023, Mr. Whitters issued a press release expressing his view that the Company’s CEO succession planning would have best been executed with the continuation of Mr. Mowry as CEO and Mr. Plants as Executive Chairman of the Board.7

On April 18, 2023, Messrs. Plants and Mowry, in their personal capacities, issued a press release commenting on what they believe to be misstatements by the Opposed Directors contained in a press release issued by the Company on April 17.

On April 25, 2023, the Participants filed a preliminary proxy statement with the SEC.

On May 3, 2023, the Company filed a preliminary proxy statement with the SEC.

Ongoing Litigation Relating to this Solicitation.

On April 11, 2023, Messrs. Plants and Mowry (the “Plaintiffs”) filed a Verified Complaint (the “Verified Complaint”) in the Court against the Opposed Directors. The Verified Complaint also names the Company as a nominal defendant.

The Verified Complaint alleges that, since the January 2, 2023 Nomination Deadline, the Board has split into two divided factions, the five Opposed Directors have improperly and repeatedly excluded the Supported Directors from Board decisions, and the Board has been unable to engage in routine succession planning. In the litigation, the Plaintiffs seek an order declaring that the Opposed Directors breached their fiduciary duties by refusing to amend or waive the Nomination Deadline and enjoining the Opposed Directors from enforcing the Nomination Deadline.

On April 18, 2023, the Court denied the Plaintiffs’ request for an expedited trial and recommended that the Company push the date of the 2023 Annual Meeting back to July 14, 2023 in order to (a) avoid the potential confusion for shareholders caused by two shareholder meetings in short succession and (b) allow the Court to base its ruling on the results of the Special Meeting.

Certain Information Pertaining to the Participants.

Each of the Participants has an interest in the removal of the Opposed Directors at the Special Meeting through the ownership of shares of Common Stock and/or other securities of the Company (as described in Annex I) and/or as a current director of the Company.

Messrs. Plants and Mowry may also be deemed to have an interest in the removal of the Opposed Directors at the Special Meeting because such removal may (i) result in either Mr. Mowry’s or Mr. Plants’ reinstatement as executive officers of the Company and/or (ii) afford Messrs. Plants and Mowry the ability to fill resulting vacancies with certain individuals who the Participants believe would better serve the interests of shareholders, including the Participants, if appointed to fill such vacancies.

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6 Source: RTW Investments Supports Good Corporate Governance Requests the Board continue with the Special Meeting, PR Newswire, April 12, 2023 at 5:55 p.m. ET.

7 Source: Joseph Whitters, Independent Board Member of Cutera, Issues Statement, Business Wire, April 13, 2023 at 5:30 p.m. ET.

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Mr. Plants is party to an indemnification agreement (the “Indemnification Agreement”) with the Company by virtue of his service as a director of the Company. Under the Indemnification Agreement, the Company agrees to indemnify directors and officers against liability arising out of the performance of their duties to the Company and to other entities where they provide services at the request of the Company. The Indemnification Agreement requires indemnification to the fullest extent authorized or permitted by law, including the Delaware General Corporation Law, for amounts that directors and officers become legally obligated to pay in connection with a range of legal proceedings, including attorneys’ fees, on the terms and conditions set forth in the Indemnification Agreement. The Indemnification Agreement also requires the advancement of defense expenses, on the terms and conditions set forth therein. Further, the Indemnification Agreement provides procedures for requesting and obtaining indemnification and advancement of expenses. The foregoing description of the Indemnification Agreement is a general description only and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2019 and incorporated herein by reference.

Each of Messrs. Plants and Mowry is party to a nondisclosure agreement (the “NDAs,” and each, an “NDA”) with the Company pursuant to which each of Messrs. Plants and Mowry has agreed not to disclose certain confidential information regarding the Company, including the Company’s business-, marketing- and product-development plans, financial data, product information and all related information.

Information Pertaining to Compensation by the Company of Certain Participants.

The Participants refer to and incorporate by reference the Company’s summaries of the offer letters and change of control agreements of the Company’s named executive officers (“NEOs”) provided in Part III of the Company’s Annual Report for the fiscal year ended December 31, 2022, on Form 10-K, as amended (the “Company’s 2022 Annual Report”).

Each of the Participants is entitled to indemnification under the Amended and Restated Certificate of Incorporation of the Company, as adopted by the Board on April 13, 2017 and approved by shareholders of the Company on June 14, 2017 (the “Charter”) and the Bylaws.

Mr. Plants. Mr. Plants served as the Executive Chairman of the Board pursuant to that certain employment offer letter, dated May 18, 2021, by and among Mr. Plants and the Board (the “Plants Offer Letter”), from May 2021 until his purported termination in April 2023. He has also served as a member of the Board since 2015, including as Independent Chairman of the Board from 2016 through 2021. Based on the Company’s 2022 Annual Report, Mr. Plants was paid a salary of $260,000 and a cash bonus of $55,100 by the Company during the calendar year 2022. To the extent the Participants become aware that these figures differ materially from any compensation figures released by the Company in any future proxy solicitation materials, either in connection with the Special Meeting or the upcoming 2023 Annual Meeting, the Participants intend to supplement this Proxy Statement at such times, as required by law. Before he was appointed Executive Chairman, Mr. Plants received compensation and restricted stock units (“RSUs”) in line with the Company’s non-employee director compensation policies.

In addition to the Plants Offer Letter, Mr. Plants was party to that certain Change of Control and Severance Agreement, dated May 19, 2021, by and between the Company and Mr. Plants (the “Plants Severance Agreement”). On April 11, 2023, the Company purported to terminate Mr. Plants for cause. The Company has stated that, pursuant to the termination for cause provision of the Plants Severance Agreement, Mr. Plants is not entitled to receive severance or other benefits except those established under the Company’s then-existing severance and benefits plans and practices. However, Mr. Plants believes the Company’s purported termination to be both unlawful and unjustified and reserves all of his rights on this matter, waiving none. In the event it is determined that Mr. Plants was terminated properly for cause, the Plants Severance Agreement will have terminated on April 11, 2023. In the event that the Plants Severance Agreement did not terminate, pursuant to the Plants Severance Agreement, Mr. Plants is entitled to receive, upon a termination by the Company without cause or a termination by Mr. Plants for good reason (each as defined in the Plants Severance Agreement): (i) a lump-sum payment equal to the greater of (a) the unexpired monthly term then remaining on the Plants Severance Agreement or (b) six months of Mr. Plants’ annual base salary as in effect immediately prior to Mr. Plants’ termination date, less applicable withholdings, and (ii) for a six-month period following the retirement date, the payment of his COBRA premiums. If Mr. Plants is terminated without cause by the Company in the 12 months following or three months before a “Change of Control,” as defined in the Plants Severance Agreement, he will be entitled to (i) a lump-sum payment equal to 12 months of his base salary and 100% of his target bonus for the fiscal year preceding the year in which the termination occurs, (ii) immediate vesting of all his time-based equity awards that are outstanding and unvested as of the date of the termination (including, without limitation, any performance stock unit (“PSU”), or other performance-based award that is continuing to vest based solely on continued service; a portion of the remaining PSU awards may or may not vest in the discretion of the Board) and (iii) for a 12-month period following his retirement date, payment of his COBRA premiums.

According to the Company’s 2022 Annual Report, the Company did not (i) sponsor any defined benefit pension or other actuarial plan or (ii) maintain any nonqualified defined contribution or other deferred compensation plans or arrangements (such plans or arrangements, collectively, the “Benefit Plans”) for its NEOs (including Mr. Plants) in the 2022 fiscal year. To the extent the Participants become aware that the information regarding Benefit Plans referenced herein differs materially from such information published by the Company in any future materials filed with the SEC, either in connection with the Special Meeting or the 2023 Annual Meeting, the Participants intend to supplement this Proxy Statement at such times, as required by law.

Certain information regarding Mr. Plants’ compensation from the Company in respect of his positions as Executive Chairman and a member of the Board during the Company’s 2022 fiscal year is set forth below. Mr. Plants has received compensation from the Company for his services as Executive Chairman since 2021, and has been compensated in the aggregate for such services in accordance with his contracts with the Company during such period. Information regarding Mr. Plants’ compensation from the Company in respect of such services is available in Item 11 of the Company’s 2022 Annual Report and the “Executive Compensation Actions” section of the Company’s proxy statement for the Company’s 2022 Annual Meeting of Shareholders (the “Company’s 2022 Proxy Statement”), and incorporated herein by reference.

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2022 Summary Compensation Table (Mr. Plants)

Name, Principal Position, and Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
J. Daniel Plants,
Executive Chairperson
2022	255,000	-	249,979	228,196	55,100	-	788,275
(1)

The amounts reported in this column represent the discretionary bonus paid for each of the years covered in the table in accordance with a discretionary management bonus program for the Company’s NEOs.

(2)	The amounts reported in this column represent the aggregate grant date fair value of equity awards granted during the applicable fiscal year calculated in accordance with ASC Topic 718. See Note 6 of the Company’s Consolidated Notes to Financial Statements included in the Company’s 2022 Annual Report for a discussion of the valuation assumptions used for calculating the grant date fair value of the Company’s stock-based compensation.
(3)	The amounts reported in this column represent the amounts earned in 2022 and paid in 2023 in accordance with the Company’s 2022 management bonus program (see the section of the Company’s 2022 Annual Report describing its 2022 management bonus program) for its NEOs.

2022 Grants of Plan-Based Awards Table (Mr. Plants)

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards	Stock Awards: Number of Shares of Stock or Units	Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
J. Daniel Plants	2/20/2022	-	-	-	6,822	-	-	-	228,196
	2/20/2022	-	-	-	-	-	14,748	33.45	249,979
	-	50,000	100,000	200,000
(1)

Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” columns relate to cash incentive opportunities under the Company’s 2022 management bonus plan (the “2022 Management Bonus Plan”) based upon the achievement of corporate performance goals over fiscal year 2022. Under the 2022 Management Bonus Plan, payments are determined by multiplying each participant’s target cash bonus by a factor determined by the achievement of the corporate performance goals, capped at 200%. The actual amounts paid to the Company’s NEOs are set forth in the “2022 Summary Compensation Table” in the Company’s 2022 Annual Report, and the calculation of the actual amounts paid is discussed more fully in the section titled “Executive Officer Compensation - 2022 Performance Results and Bonus Decisions.”

(2)	The amounts reported in this column reflect the fair value of equity awards calculated in accordance with ASC Topic 718. See Note 6 of the Notes to the Company’s Consolidated Financial Statements included in the Company’s 2022 Annual Report for a discussion of the valuation assumptions used for calculating the grant date fair value of the Company’s stock-based compensation.

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2022 Outstanding Equity Awards at Fiscal Year-End Table (Mr. Plants)

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Earned Options Exercisable	Number of Securities Underlying Unexercised Unearned Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. Daniel Plants	5/20/2021							2,042	90,267
	5/20/2021					2,724	120,455
	7/20/2021							5,000	221,100
	2/20/2022		14,748(1)	33.45	2/20/2029
	2/20/2022							4,434	196,085
(1)	One-fourth of the shares underlying each of these stock options vest on the first anniversary of the vested commencement date of February 20, 2023 and 1/36th of the remaining underlying shares vest each month thereafter, subject to the NEO remaining employed on each such vesting date.

 Options Exercised and Stock Vested Table (Mr. Plants)

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized Upon Vesting ($)
J. Daniel Plants
2022	-	-	3,404	182,216

9

Mr. Mowry. Mr. Mowry served as the Company’s CEO pursuant to that certain employment offer letter, dated June 22, 2019, by and between the Company and Mr. Mowry (the “Mowry Offer Letter”), from 2019 until his purported termination in April 2023. Mr. Mowry has served as a member of the Board since 2019. Based on the Company’s 2022 Annual Report, Mr. Mowry was paid a salary of $696,800 and a cash bonus of $383,937 by the Company during the calendar year 2022. To the extent the Participants become aware that these figures differ materially from any compensation figures released by the Company in any future materials filed with the SEC, either in connection with the Special Meeting or the 2023 Annual Meeting, the Participants intend to supplement this Proxy Statement at such times, as required by law.

In addition to the Mowry Offer Letter, Mr. Mowry was party to that certain Change of Control and Severance Agreement, dated July 8, 2019, by and between the Company and Mr. Mowry (the “Mowry Severance Agreement”). On April 11, 2023, the Company purported to terminate Mr. Mowry for cause. The Company has stated that, pursuant to the termination for cause provision of the Mowry Severance Agreement, Mr. Mowry is not entitled to receive severance or other benefits except those established under the Company’s then-existing severance and benefits plans and practices. Mr. Mowry believes the Company’s purported termination to be both unlawful and unjustified and reserves all of his rights on this matter, waiving none. In the event it is determined that Mr. Mowry was terminated properly for cause, the Mowry Severance Agreement will have terminated on April 11, 2023. In the event that the Mowry Severance Agreement did not terminate, pursuant to the Mowry Severance Agreement, Mr. Mowry is entitled to receive, upon a termination without cause or a termination by Mr. Mowry for good reason (each as defined in the Mowry Severance Agreement): (i) a lump-sum payment equal to the sum of 100% of his then-current base salary and 100% of the actual bonus paid to him in the fiscal year preceding his termination (ii) for a 12-month period following the retirement date, the payment of his COBRA premiums. If Mr. Mowry is terminated without cause by the Company in the 12 months following or three months before a “Change of Control,” as defined in the Mowry Severance Agreement, he will be entitled to (i) a lump-sum payment equal to the sum of 100% of his then-current base salary and 100% of the actual bonus paid to him in the fiscal year preceding his termination, (ii) immediate vesting of all his time-based equity awards that are outstanding and unvested as of the date of the termination (including, without limitation, any PSU or other performance-based award that is continuing to vest based solely on continued service; a portion of the remaining PSU awards may or may not vest in the discretion of the Board) and (iii) for a 12-month period following his retirement date, payment of his COBRA premiums.

According to the Company’s 2022 Annual Report, the Company did not sponsor or maintain any Benefit Plans for its NEOs (including Mr. Mowry) in the 2022 fiscal year. To the extent the Participants become aware that the information regarding Benefit Plans referenced herein differs materially from such information published by the Company in any future materials filed with the SEC, either in connection with the Special Meeting or the 2023 Annual Meeting, the Participants intend to supplement this Proxy Statement at such times, as required by law.

Certain information regarding Mr. Mowry’s compensation from the Company in respect of his positions as CEO and a member of the Board during the Company’s 2022 fiscal year is set forth below. Mr. Mowry has received compensation from the Company for his services as CEO since 2019 and has been compensated in the aggregate for such services in accordance with his contracts with the Company during such period. Information regarding Mr. Mowry’s compensation from the Company in respect of such services is available in Item 11 of the Company’s 2022 Annual Report and the “Executive Compensation Actions” section of the Company’s 2022 Proxy Statement, and incorporated herein by reference.

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2022 Summary Compensation Table (Mr. Mowry)

Name, Principal Position, and Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
David H. Mowry,
Chief Executive Officer
2022	683,400	-	799,938	730,247	383,937	-	2,597,552
(1)	The amounts reported in this column represent the discretionary bonus paid for each of the years covered in the table in accordance with a discretionary management bonus program for the Company’s NEOs.
(2)	The amounts reported in this column represent the aggregate grant date fair value of equity awards granted during the applicable fiscal year calculated in accordance with ASC Topic 718. See Note 6 of the Company’s Consolidated Notes to Financial Statements included in the Company’s 2022 Annual Report for a discussion of the valuation assumptions used for calculating the grant date fair value of the Company’s stock-based compensation.
(3)	The amounts reported in this column represent the amounts earned in 2022 and paid in 2023 in accordance with the Company’s 2022 management bonus program (see the section of the Company’s 2022 Annual Report describing its 2022 management bonus program) for its NEOs.

2022 Grants of Plan-Based Awards Table (Mr. Mowry)

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards	Stock Awards: Number of Shares of Stock or Units	Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
David H. Mowry	2/20/2022	-	-	-	21,831	-	-	-	730,247
	2/20/2022	-	-	-	-	-	47,194	33.45	799,938
	-	348,000	696,000	1,392,000
(1)	Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” columns relate to cash incentive opportunities under the 2022 Management Bonus Plan based upon the achievement of corporate performance goals over fiscal year 2022. Under the 2022 Management Bonus Plan, payments are determined by multiplying each participant’s target cash bonus by a factor determined by the achievement of the corporate performance goals, capped at 200%. The actual amounts paid to the Company’s NEOs are set forth in the “2022 Summary Compensation Table” in the Company’s 2022 Annual Report, and the calculation of the actual amounts paid is discussed more fully in the section titled “Executive Officer Compensation-2022 Performance Results and Bonus Decisions.”
(2)	The amounts reported in this column reflect the fair value of equity awards calculated in accordance with ASC Topic 718. See Note 6 of the Notes to the Company’s Consolidated Financial Statements included in the Company’s 2022 Annual Report for a discussion of the valuation assumptions used for calculating the grant date fair value of the Company’s stock-based compensation.

2022 Outstanding Equity Awards at Fiscal Year-End Table (Mr. Mowry)

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Earned Options Exercisable	Number of Securities Underlying Unexercised Unearned Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David H. Mowry	7/8/2019					16,974(1)	750,590
	2/24/2020					6,516(2)	288,138
	2/12/2021							8,147(3)	360,260
	2/12/2021					4,242(4)	187,581
	2/12/2021	6,052	6,577(5)	32.87	2/12/2028
	7/20/2021							16,667	736,993
	2/20/2022		47,194(6)	33.45	2/20/2029
	2/20/2022							14,190(7)	627,482
(1)	One-fourth of the units awards underlying this RSU award vest in equal amounts on each July 8 of 2020, 2021, 2022 and 2023, subject to the NEO remaining employed on each such vesting date.
(2)	These RSUs awarded on February 24, 2020 included 3,258 shares which vested on January 1, 2021. One-fourth of the RSU awards underlying this award vest in equal amount on each January 1 of 2021, 2022, 2023 and 2024, subject to the NEO remaining employed on each such vesting date.
(3)	These PSU awards are subject to performance-based criteria relating to the achievement of the Company’s operational goals in 2021. 50% of the achieved shares vest on January 1, 2022 and the remaining would vest on January 1, 2023. 50% of the PSUs awarded on February 12, 2021 vested on March 7, 2022.
(4)	One-fourth of the RSU awards, vested on January 1, 2022, and the remaining 1/36 of the units subject to the awards vest each month thereafter, subject to the NEO continuing as a service provider through each such date.
(5)	One-fourth of the shares underlying each of these stock options vest on the first anniversary of the vesting commencement date of February 12, 2022 and 1/36th of the remaining underlying shares vest each month thereafter, subject to the NEO remaining employed on each such vesting date.
(6)	One-fourth of the shares underlying each of these stock options vest on the first anniversary of the vested commencement date of February 20, 2023 and 1/36th of the remaining underlying shares vest each month thereafter, subject to the NEO remaining employed on each such vesting date.
(7)	These PSU awards are subject to performance-based criteria relating to the achievement of the Company’s operational goals in 2022 and were scheduled to vest 50% of the achieved shares vest on January 1, 2023 and the remaining would vest on January 1, 2024. 33% of the PSUs awarded on February 20, 2022 vested on March 31, 2023.

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Options Exercised and Stock Vested Table (Mr. Mowry)

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized Upon Vesting ($)
David H. Mowry
2022	-	-	62,836	3,434,802

Potential Effects Upon Change of Control.

Severance Agreements

The Company has entered into Change of Control and Severance Agreements with certain of its NEOs, including Messrs. Plants and Mowry (each a “Severance Agreement,” and collectively, the “Severance Agreements”). The Severance Agreements contain both single-trigger provisions and double-trigger provisions. A single-trigger provision means that a change of control itself will trigger payments to the NEO and a double-trigger provision means that a change of control in and of itself does not trigger any payments, but rather there would also need to be either a termination of the NEO without “good cause” or a voluntary termination by the NEO for “good reason” during a specified timeframe before any benefits are triggered. Under the Severance Agreements, a “Change in Control” (as defined in the Severance Agreements) will be deemed to have occurred “on the date that a majority of members of the Board is replaced during any twelve (12) month period by directors whose appointment is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.” If all of the Opposed Directors are removed and replaced with five different individuals, none of whom is an Opposed Director, a Change in Control may be deemed to occur (absent an amendment to the Severance Agreements).

According to the Company’s 2022 Annual Report, the benefits payable to the NEOs for termination as provided above under their Severance Agreements in a “double trigger” scenario would be, in the aggregate, approximately $9.91 million as of December 31, 2022.

On April 11, 2023, the Opposed Directors purported to terminate Messrs. Plants and Mowry for cause as executives of the Company. For the avoidance of doubt, such a termination for cause would not trigger any change of control payments.

For further information on any potential change of control payments, please refer to the table at the end of this section.

Equity Incentive Plan

Under the Company’s 2019 Equity Incentive Plan (the “Incentive Plan”), as amended and restated on June 15, 2021, certain grants of RSUs and PSUs to the Company’s directors and NEOs will accelerate and fully vest upon termination of service from the Board in connection with a “Change in Control.” Under the Incentive Plan, a Change in Control will be deemed to have occurred in the event of a change in the composition of the Board occurring within a two-year period, as a result of which less than a majority of the directors are: directors who either (A) are directors as of the effective date of the Incentive Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the incumbent directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company). If all of the Opposed Directors are removed and replaced with five different individuals, none of whom is an Opposed Director, a Change in Control may be deemed to occur (absent an amendment to the Incentive Plan).

The following table lists the Company’s NEOs and the estimated payments and benefits that each of them would have received had their employment with the Company been terminated without “cause” or had they resigned for “good reason” in connection with a change of control of the Company on December 31, 2022.

Name	Estimated Total Value of Cash Payment ($)	Estimated Total Value of Health Coverage Continuation ($)	Value of Accelerated Equity ($)(1)
David H. Mowry	1,474,000	23,217	2,849,953
J. Daniel Plants	386,996	11,828	740,427
Rohan R. Seth	337,500	12,523	1,741,468
Michael A. Karavitis	416,145	5,567	1,910,947

(1)	Value of acceleration of any outstanding and unvested stock option and RSU awards held by each of the Company’s current NEOs based on a market price of $44.22 per share for Common Stock at the close of the market on December 30, 2022. The Company assumed 100% of goals for unvested PSU awards had been achieved for the purpose of this calculation.

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PROPOSALS 1(a)-(f): REMOVAL OF CERTAIN DIRECTORS

The Participants are asking you to vote to remove, without cause, the Opposed Directors, as well as any other person or persons elected or appointed to the Board after April 2, 2023 and up to and including the date of the Special Meeting, other than the Supported Directors. According to public information, including the Company’s website and Current Report on Form 8-K, filed on November 1, 2022, the Board currently is composed of 8 directors, all of whom are elected annually.

The following are Proposals 1(a)-(f) to remove certain directors including the Opposed Directors:

(1) RESOLVED:

(a)	That Gregory A. Barrett be and hereby is removed without cause from the Board, effective immediately.
(b)	That Sheila A. Hopkins be and hereby is removed without cause from the Board, effective immediately.
(c)	That Timothy J. O’Shea be and hereby is removed without cause from the Board, effective immediately.
(d)	That Juliane T. Park be and hereby is removed without cause from the Board, effective immediately.
(e)	That Janet D. Widmann be and hereby is removed without cause from the Board, effective immediately.
(f)	That any person or persons elected or appointed to the Board or designated to fill any vacancy on the Board after April 2, 2023 and up to and including the date of the Special Meeting and any postponement or adjournment thereof, other than the Supported Directors, be and hereby is removed without cause from the Board, effective immediately.

Proposal 1(f) contemplates the removal, without cause, of any other person or persons elected or appointed to the Board from April 2, 2023 until and including the date of the Special Meeting, other than the Supported Directors. The purpose of Proposal 1(f) is to prevent the Board from “packing” itself inappropriately with new members that have not been approved by shareholders in advance of the Special Meeting. In the event that shareholders approve Proposals 1(a)-(f) in full to remove all of the Opposed Directors, each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend), pursuant to the Bylaws, to seek to fill the resulting vacancies with independent directors. In the event that not all of the Opposed Directors are removed at the Special Meeting such that no more than two of the Opposed Directors remain on the Board but all of the Supported Directors remain on the Board, the Supported Directors will constitute a majority of the Board and each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend) to act pursuant to the Bylaws to seek to fill any remaining vacancies with independent directors on the Board accordingly.

Vote Required.

Assuming a quorum is present, according to the Company’s Proxy Statement, Proposals 1(a)-(f) require the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the Record Date to pass. Abstentions are included in determining the number of votes present or represented at the Special Meeting and therefore, are counted for quorum purposes. Abstentions and not voting your shares of Common Stock will have the same effect as votes “AGAINST” Proposals 1(a)-(f).

  We Urge You to Vote FOR the Removal of All of the Opposed Directors in Proposals 1(a)-(e) and FOR Proposal 1(f) on the BLUE Proxy Card or to Vote Via the Internet or by Telephone by Following the Instructions on Your BLUE Voting Instruction Form.

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PROPOSAL 2: REPEAL CERTAIN AMENDMENTS TO BYLAWS

Pursuant to Article X of the Bylaws, the Bylaws may be adopted, amended or repealed by the shareholders entitled to vote, and pursuant to Article IX of the Charter, the Board is expressly authorized to make, alter, amend or repeal the Bylaws.

As of the date of this Proxy Statement, the Participants are not aware of any decision by the Board to adopt, amend or repeal any provision of the Bylaws since April 13, 2017, but it is possible that the Board may have done so, or that following the date of this Proxy Statement and prior to the adoption of this resolution, such an amendment could be adopted by the Board and/or become effective. Such an amendment could negatively impact the Participants’ abilities to solicit and/or obtain proxies from shareholders of the Company or otherwise adversely affect the ability of the Company’s shareholders to vote on Proposals 1(a)-(f), and the Participants would like to ensure that the Company’s shareholders have the ability to remove the Opposed Directors.

Although adoption of this Proposal could have the effect of repealing previously undisclosed amendments to the Bylaws without considering the beneficial nature, if any, of such amendments to the shareholders, such adoption would not repeal any such amendments that were approved by the shareholders.

Proposal 2 provides for the adoption of the resolution in the following form:

RESOLVED, to repeal each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Company’s shareholders after April 13, 2017.

Vote Required.

According to the Company’s Proxy Statement, Proposal 2 requires the affirmative vote of the holders of a majority of the voting power of the Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon to pass. Abstentions will have the same effect as votes “AGAINST” Proposal 2.

We Urge You to Vote FOR Proposal 2 on the BLUE Proxy Card or to Vote Via the Internet or by Telephone by Following the Instructions on Your BLUE Voting Instruction Form.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date, [●], 2023, are entitled to notice of and to vote at the Special Meeting. Shareholders who sell shares of Common Stock before the Record Date (or acquire them after the Record Date without voting rights as of the Record Date) may not vote such Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed BLUE proxy card by mail in the postage-paid envelope provided by following the instructions on the enclosed BLUE proxy card. Execution and delivery of a proxy by a record holder of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote for Proposals 1(a)-(f) and Proposal 2. Please follow the instructions provided on the enclosed BLUE voting instruction form. If your broker, bank, dealer, trust company or other nominee provides for voting instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to CUTR@dfking.com or mailing them to Voce Capital Management LLC, c/o D.F. King, 48 Wall Street, 22nd Floor, New York, New York 10005, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Common Stock represented by properly executed BLUE proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, “FOR” Proposals 1(a)-(f) and “FOR” Proposal 2.

How should I vote on each proposal?

The Participants recommend that you vote your shares of Common Stock on the BLUE proxy card as follows:

PROPOSALS 1(a)-(f): “FOR” the removal of all the Opposed Directors without cause, as well as the removal without cause of any other person or persons elected or appointed to the Board after April 2, 2023 and up to and including the date of the Special Meeting, other than the Supported Directors.

PROPOSAL 2: “FOR” the repeal of each provision of, or amendment to, the Bylaws adopted by the Board after April 13, 2017 without the approval of the Company’s shareholders.

How many shares must be present to hold the Special Meeting?

Under the Bylaws, the quorum for the transaction of business at all meetings of the shareholders of the Company is the presence at the meeting of the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy. Abstentions regarding the matters to be considered and voted upon at the Special Meeting are included in determining the number of votes present or represented at the Special Meeting and are counted for quorum purposes.

15

What vote is needed to approve each proposal?

•	Proposals 1(a)-(f). Assuming a quorum is present, according to the Company’s Proxy Statement, Proposals 1(a)-(f) require the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the Record Date to pass. Abstentions are included in determining the number of votes present or represented at the Special Meeting and therefore, are counted for quorum purposes. Abstentions and not voting your shares of Common Stock will have the same effect as votes “AGAINST” Proposals 1(a)-(f).

•	Proposal 2. Assuming a quorum is present, Proposal 2 requires the affirmative vote of the holders of a majority of the voting power of the Common Stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon to pass. Abstentions will have the same effect as votes “AGAINST” Proposal 2.

What are “broker non-votes” and what effect do they have on the Proposals?

A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a shareholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the shareholder meeting. Under the rules governing brokers’ discretionary authority, if you receive proxy materials from or on behalf of both the Company and the Participants, then brokers holding shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Special Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Special Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company or the Participants, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. Neither Proposals 1(a)-(f) nor Proposal 2 would be considered “routine.” A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. Consequently, if you receive proxy materials from the Company or the Participants and you do not submit any voting instructions to your broker, then your broker may not exercise its discretion to vote your shares any of the Proposals. We urge you to instruct your broker about how you wish your shares to be voted.

What should I do if I receive a white proxy card from the Company?

You may receive proxy solicitation materials from Cutera, including an opposition proxy statement and white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make, subject to applicable law.

We recommend that you disregard any white proxy card or solicitation materials that may be sent to you by the Company. If you have already voted using the Company’s white proxy card, you have every right to change your vote by signing, dating and returning the enclosed BLUE proxy card in the enclosed postage-paid envelope or by voting via the Internet or by telephone by following the instructions on your BLUE voting instruction form. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Special Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King. Shareholders may call toll free at (800) 755-7250; banks and brokers may call collect at (212) 269-5550.

Can I change my vote or revoke my proxy?

If you are a shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Special Meeting. Proxies may be revoked by any of the following actions:

•	returning a later-dated proxy, by signing, dating and returning the enclosed BLUE proxy card from the Participants in the postage-paid envelope provided (the latest dated, validly executed proxy is the only one that counts);
•	delivering a written revocation or a later dated proxy for the Special Meeting to Voce Capital Management LLC, c/o D.F. King, 48 Wall Street, 22nd Floor, New York, New York 10005 or to the secretary of the Company; or
•	attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

If your shares are held in “street” name through a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Special Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Special Meeting WILL NOT be sufficient to revoke your prior given voting instructions. You must have written authority from the record owner to vote your shares held in its name at the meeting. Contact D.F. King, toll free at (800) 755-7250 or collect at (212) 269-5550 for assistance or if you have any questions.

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IF YOU HAVE ALREADY VOTED USING THE COMPANY’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Voce Capital Management LLC, c/o D.F. King, 48 Wall Street, 22nd Floor, New York, New York 10005, so that we will be aware of all revocations.

Who is making this proxy solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, social media, Internet, electronic mail, in person and by advertisements. The Participants will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Participants have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Common Stock they hold of record. The Participants will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Voce will also participate in the solicitation of proxies in support of the removal of the Opposed Directors. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

The Participants have retained D.F. King, a professional services firm for consulting and analytic services and solicitation services in connection with the solicitation of proxies. D.F. King will receive a campaign services fee, including success fees, not to exceed $[●], together with reimbursement for its reasonable out-of-pocket expenses, and any advertising services or financial printing services fees and performance fees, and will be indemnified by Voce against certain liabilities and expenses, including certain liabilities under federal securities laws. D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders, and will provide other customary solicitation services, such as solicitation contacts with institutional and retail shareholders of the Company and vote identification services. It is anticipated that D.F. King will employ approximately [●] persons to solicit the Company’s shareholders as part of this proxy solicitation. D.F. King does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

Costs of this proxy solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, the Participants’ expenses in connection with this proxy solicitation are approximately $[●]. If successful, the Participants may seek reimbursement of these costs from the Company. In the event that the Participants decide to seek reimbursement of their expenses, the Participants do not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will include the Supported Directors if all of the Opposed Directors are removed, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the Company may be householding our proxy materials.

A single copy of this Proxy Statement (and of the Company’s Proxy Statement) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from one or more of the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your proxy. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your bank or broker and direct your request to the Secretary of the Company at 3240 Bayshore Blvd., Brisbane, California 94005. Shareholders who currently receive multiple copies of this Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker. We will promptly deliver a separate copy of our proxy materials upon request.

17

If directors are removed, how will the vacancies on the Board be filled?

According to the Charter and Bylaws, any vacancies on the Board that occur for any reason are to be filled exclusively by the Board, acting by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any meeting of the Board. As discussed above, each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend) to seek to fill such vacancies by action of the remaining directors pursuant to the Bylaws. In the event that shareholders approve Proposal 1 in full to remove all of the Opposed Directors, each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend), pursuant to the Bylaws, to seek to fill the resulting vacancies with independent directors. In the event that not all of the Opposed Directors are removed at the Special Meeting such that no more than two of the Opposed Directors remain on the Board but all of the Supported Directors remain on the Board, the Supported Directors will constitute a majority of the Board and each of Messrs. Plants and Mowry intends (and believes Mr. Whitters may also intend) to act pursuant to the Bylaws to seek to fill any remaining vacancies with independent directors on the Board accordingly.

Where can I find additional information concerning Cutera?

Pursuant to SEC Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement relating to the proxy solicitation.  The Participants take no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although the Participants do not have any knowledge indicating that any statement contained herein is untrue, we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Participants, or for any failure of the Company to disclose events that may affect the significance or accuracy of such information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov/ and on the Participants’ website at https://www.CurbCuterasBoard.com.

18

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today or by voting via the Internet or by telephone by following the instructions on your BLUE voting instruction form.

Thank you for your support,

Voce Capital Management LLC Voce Catalyst Partners LP Voce Capital LLC J. Daniel Plants David H. Mowry

[DATE], 2023

19

ANNEX I: INFORMATION ON THE PARTICIPANTS

This proxy solicitation is being made by Voce Capital Management LLC (“Voce Capital Management”), Voce Catalyst Partners LP (“Voce Catalyst”), Voce Capital LLC (“Voce Capital”), Mr. Plants (together with Voce Capital Management, Voce Catalyst and Voce Capital, “Voce”) and Mr. Mowry (together with Voce, the “Participants”).

As of the close of business on [●], 2023, the Participants may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), in the aggregate, 1,491,029 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst), representing approximately 7.5% of the Company’s outstanding shares of Common Stock. The percentages contained herein are based upon 19,788,358 shares of Common Stock outstanding as of April 4, 2023, as reported in the Company’s 2022 Annual Report.

Ownership of Common Stock

Of the 1,491,029 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst) beneficially owned in the aggregate by the Participants: (a) 1,210,224 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst) are beneficially owned by Voce Capital Management by virtue of it being the investment advisor to certain funds and accounts, including Voce Catalyst; (b) 1,210,224 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst) are beneficially owned by Voce Capital by virtue of it being the sole managing member of Voce Capital Management; (c) 1,276,751 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst) are beneficially owned by Mr. Plants (of which 1,210,224 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst) are beneficially owned by Mr. Plants by virtue of being the sole Managing Member of Voce Capital and 66,527 shares of Common Stock are held by Mr. Plants in his individual capacity, which includes 2,724 shares of Common Stock underlying unvested RSUs and 14,748 shares of Common Stock underlying options); and (d) 214,278 shares of Common Stock are beneficially owned by Mr. Mowry (including 23,796 shares of Common Stock underlying unvested RSUs and 59,823 shares of Common Stock underlying options).

The shares of Common Stock and other securities of the Company held by Mr. Plants in his individual capacity, other than those held in retirement accounts, are held in commingled margin accounts, which may extend margin credit to Mr. Plants and such managed accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock or other securities of the Company reported herein as held by Mr. Plants in his individual capacity.

20

Ownership of Notes

On May 24, 2022, Voce Capital Management entered into a purchase agreement with the Company (the “2028 Notes Purchase Agreement”) to acquire $10 million in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2028 (the “2028 Notes”). Such 2028 Notes were issued by the Company pursuant to an indenture between the Company and U.S. Bank Trust Company, National Association, as Trustee, dated May 27, 2022. The 2028 Notes are general senior, unsecured obligations of the Company and will mature on June 1, 2028, unless earlier converted, repurchased or redeemed. The 2028 Notes bear interest at a rate of 2.25% per year. Interest on the 2028 Notes is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2022. Holders of the 2028 Notes may convert all or any portion of their 2028 Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, provided that certain convertibility conditions are met. The initial conversion rate was 18.9860 shares of Common Stock per $1,000 principal amount of the 2028 Notes (equivalent to an initial conversion price of approximately $52.67 per share of Common Stock) and is subject to adjustment as described in the 2028 Notes Purchase Agreement. Upon conversion of the 2028 Notes, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. Accordingly, Voce Capital Management does not beneficially own any shares of Common Stock or other securities of the Company that may be issued upon conversion of the 2028 Notes at this time. Voce Capital Management is entitled to customary registration rights with respect to the 2028 Notes, the shares of Common Stock issued or issuable upon conversion of the 2028 Notes, and any other shares of Common Stock issued or issuable to Voce Capital Management and the funds for which it serves as investment manager as of date of filing of the registration statement. The foregoing description of the 2028 Notes Purchase Agreement and terms of the 2028 Notes does not purport to be complete and is qualified in its entirety by the full text of the 2028 Notes Purchase Agreement, a copy of which is incorporated into this Proxy Statement by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated May 31, 2022.

Ownership of RSUs and Options

Mr. Mowry

Mr. Mowry holds 109,757 RSUs, each representing one share of Common Stock. Of such 109,757 RSUs, 67,897 were granted on July 8, 2019 (the “July 2019 RSUs”), 13,033 were granted on February 24, 2020 (the “February 2020 RSUs”), 20,681 were granted on April 1, 2020 (the “April 2020 RSUs”) and 8,146 were granted on February 12, 2021 (the “February 2021 RSUs”). Of the July 2019 RSUs, one-fourth of the total amount vested on each of July 8, 2020, July 8, 2021 and July 8, 2022 and the remaining one-fourth shall vest on July 8, 2023, subject to Mr. Mowry continuing his service as a director through such date. Of the February 2020 RSUs, one-fourth of the total amount vested on each of January 1, 2021, January 1, 2022 and January 1, 2023, and the remaining one-fourth shall vest on January 1, 2024, subject to Mr. Mowry continuing his service through such date. All of the April 2020 RSUs have vested. Of the February 2021 RSUs, one-fourth of the total amount vested on February 12, 2022, and the remaining three-fourths are subject to continued vesting pursuant to an operation by which 1/36 of the February 2021 RSUs vest each month thereafter until the termination of Mr. Mowry’s employment. Mr. Mowry has a total of 20,428 unvested PSUs, which vest contingent on certain selected performance targets.8

Mr. Mowry has also been awarded a total of 59,823 options, each representing one share of Common Stock. Of such options, 12,629 options have a strike price of $15.836 and an expiration date of February 12, 2031. One-fourth of the shares subject to such options vested on February 12, 2022, and the remaining three-fourths are subject to continued vesting pursuant to an operation by which 1/36 of the total number of shares subject to such options vest each month thereafter until the termination of Mr. Mowry’s employment. The remaining 47,194 options have a strike price of $33.45 and an expiration date of February 20, 2029. One-fourth of the shares subject to such options vested February 20, 2023, and the remaining three-fourths are subject to continued vesting pursuant to an operation by which 1/48 of the total number of shares subject to such options vest each month thereafter until the termination of Mr. Mowry’s employment.9

_____________________________

8 These figures as reported assume that the purported termination for cause of Mr. Mowry was and is invalid.

9 These figures as reported assume that the purported termination for cause of Mr. Mowry was and is invalid.

21

Mr. Plants

Mr. Plants holds 27,105 RSUs, each representing one share of Common Stock. Of such RSUs, 24,381 have vested. The remaining 2,724 RSUs are subject to continued vesting as follows: one-half of the RSUs vest on each of May 19, 2023 and May 19, 2024, subject to Mr. Plants’ continued service as a director to the Company through each such date. Mr. Plants has a total of 8,259 unvested PSUs, which vest contingent on certain selected performance targets.10

Mr. Plants has also been awarded a total of 14,748 options, each representing one share of Common Stock. The options have a strike price of $33.45 and an expiration date of February 20, 2029. One-fourth of the shares subject to the options vested on February 20, 2023, and the remaining three-fourths are subject to continued vesting pursuant to an operation by which 1/48 of the total number of shares subject to the options vest each month thereafter until the termination of Mr. Plants’ employment.11

Voce and Mr. Mowry may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act, which collectively may be deemed to beneficially own 1,491,029 shares of Common Stock (including the 100 shares of Common Stock held in record name by Voce Catalyst), constituting approximately 7.5% of the Company’s outstanding Common Stock. Voce expressly disclaims beneficial ownership of any shares of Common Stock and other securities of the Company beneficially owned by Mr. Mowry. Mr. Mowry expressly disclaims beneficial ownership of any shares of Common Stock and other securities of the Company beneficially owned by Voce. Each of Voce Capital, Voce Capital Management, and Voce Catalyst expressly disclaims beneficial ownership of any shares of Common Stock and other securities of the Company beneficially owned by Mr. Plants in his individual capacity.

Voce Catalyst believes that Voce Catalyst’s address as it appears on the Company’s books is One Embarcadero Center, Suite 1140, San Francisco, California 94111. The principal address of Voce is One Embarcadero Center, Suite 1140, San Francisco, California 94111.

The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. The principal business of Voce Catalyst is investing in securities. The principal business of Mr. Plants is serving as the sole managing member of Voce Capital.

Except as set forth in this Proxy Statement (including the Annexes), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) neither any Participant in this proxy solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has any substantial interest, direct or indirect, by securities holdings or otherwise, in this proxy solicitation; (xii) no Participant or any of his or its associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting; (xiii) there are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries; (xiv) no Participant has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or is subject to any other compensation arrangement described in Item 402 of Regulation S-K; (xv) there are no relationships involving any Participant that would have required disclosure under Item 407(e)(4) of Regulation S-K had that Participant been a director of the Company; (xvi) there are no events required to be disclosed under (1) Item 401(f) of Regulation S-K that have occurred during the past ten years and that are material to an evaluation of the ability or integrity of any Participant or (2) Item 405 of Regulation S-K with respect to the Participants; and (xvii) there are no “family relationships” (as defined in Item 401(d) of Regulation S-K) between any Participant and any director or executive officer of the Company or person known to the Participants to be nominated by the Company to become a director or executive officer.

_____________________________

10 These figures as reported assume that the purported termination for cause of Mr. Plants was and is invalid.

11 These figures as reported assume that the purported termination for cause of Mr. Plants was and is invalid.

22

TRANSACTIONS BY THE PARTICIPANTS WITH RESPECT TO THE COMPANY’S SECURITIES

Transactions in the securities of the company during the past two years

2028 NOTES

Voce Capital Management (in its capacity as investment advisor to Voce Catalyst) and Voce Capital and Mr. Plants, by virtue of their relationships to Voce Capital Management

On May 24, 2022, Voce Capital Management entered into the 2028 Notes Purchase Agreement to acquire $10 million in aggregate principal amount of the Company’s 2028 Notes. The summary of the terms of the 2028 Notes Purchase Agreement provided above in this Annex are incorporated herein by reference.

COMMON STOCK

Voce

Voce Capital Management (in its capacity as investment advisor to Voce Catalyst and certain other fund(s) and/or account(s)) and Voce Capital and Mr. Plants, by virtue of their relationships to Voce Capital Management

Trade Date	Amount Acquired (Sold)
5/17/2021	664,828

Mr. Plants

Trade Date	Amount Acquired (Sold)
5/17/2021	664,828*
8/17/2021	3,000
11/9/2021	14,000**
11/30/2021	1,000

* By virtue of his relationship to Voce Capital Management and Voce Capital.

**Shares acquired pursuant to the exercise of options.

23

Mr. Mowry

Trade Date	Amount Acquired (Sold)
12/1/2021	2,784
12/6/2021	1,417
3/4/2022	2,453
5/13/2022	996

RSUs

Mr. Plants

Grant Date	Vest Date	Amount Granted
6/15/2016	6/15/2017	5,550*
6/14/2017	6/14/2018	2,505*
6/14/2018	6/14/2019	2,232*
6/14/2019	6/14/2020	5,586*
6/15/2020	6/15/2021	7,147*
5/20/2021	5/19/2024	4,085**

*  This grant has fully vested.

** This grant has begun to vest, and it will fully vest on the date indicated, assuming Mr. Plants continues his service through such date.

Mr. Mowry

Grant Date	Vest Date	Amount Granted
7/8/2019	7/8/2023	67,897*
2/24/2020	1/1/2024	13,033*
4/1/2020	4/1/2020	20,681**
2/12/2021	5/12/2024	8,146*

*  This grant has begun to vest, and it will fully vest on the date indicated, assuming Mr. Mowry continues his service through such date.

** This grant has fully vested.

24

PSUs

Mr. Plants

Grant Date	Amount Granted(1)
5/20/2021	4,085
7/20/2021	10,000(2)
2/20/2022	6,822(3)

(1) These units vest based on certain selected performance targets.

(2) 5,000 of the listed PSUs from this grant were cancelled.

(3) 2,388 of the listed PSUs from this grant were cancelled.

Mr. Mowry

Grant Date	Amount Granted(1)
7/8/2019	67,897(2)
2/24/2020	13,033(3)
2/12/2021	16,293
7/20/2021	33,333(4)
2/20/2022	21,831(5)

(1) These units vest based on certain selected performance targets.

(2) 21,897 of the listed PSUs from this grant were cancelled.

(3) 11,078 of the listed PSUs from this grant were cancelled.

(4) 16,667 of the listed PSUs from this grant were cancelled.

(5) 7,640 of the listed PSUs from this grant were cancelled.

25

IMPORTANT

YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR” the removal of each Opposed Director using one of the options below:

●   Signing, dating and returning the enclosed BLUE proxy card or voting instruction form “FOR” the removal of the Opposed Directors;

●   Voting via the Internet by following the easy instructions on the enclosed BLUE voting instruction form;

●   Voting by telephone using the toll-free number listed on your BLUE voting instruction form and following the easy voice prompts; or

●   Attending the Special Meeting and voting in person thereat.

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE voting instruction card to be issued representing your shares.

After signing the enclosed BLUE proxy card, DO NOT SIGN OR RETURN CUTERA’S PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a proxy card to Cutera, you have every right to change your vote. Only your latest dated, validly executed proxy card will count. You may revoke any white proxy card already sent to Cutera by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to its exercise at the Special Meeting by delivering a written notice of revocation or a later dated proxy for the Special Meeting to D.F. King or by voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 755-7250

Email: CUTR@dfking.com

 [PRELIMINARY COPY SUBJECT TO COMPLETION]

PLEASE SUBMIT YOUR VOTE TODAY!

SEE REVERSE SIDE

FOR AN EASY WAY TO VOTE.

6TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED6

CUTERA, INC.

Proxy Card for Special Meeting of Stockholders
Scheduled for June 9, 2023 (the “Special Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY VOCE CAPITAL MANAGEMENT LLC, VOCE CATALYST PARTNERS LP, VOCE CAPITAL LLC, J. DANIEL PLANTS AND DAVID H. MOWRY (COLLECTIVELY, THE “PARTICIPANTS”)

THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF CUTERA, INC. IS NOT SOLICITING THIS PROXY

B L U E P R O X Y C A R D

The undersigned appoints J. Daniel Plants, David H. Mowry, Edward McCarthy and Eleazer Klein, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Cutera, Inc., a Delaware corporation (the “Company”), that the undersigned would be entitled to vote at the Special Meeting scheduled to be held in or near Brisbane, California on June 9, 2023 at 9:00 a.m. Pacific time, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to the Participants a reasonable time before this solicitation, subject to applicable law.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side hereof and the completion of the Special Meeting (including any adjournments or postponements thereof).

None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

IF THIS PROXY CARD IS SIGNED, DATED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.

IF YOU DO NOT MARK A VOTE ON ANY OF THE PROPOSALS ON THE BLUE PROXY CARD, THE NAMED PROXIES (LISTED ABOVE) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” THE REMOVAL OF ALL OF THE OPPOSED DIRECTORS LISTED IN PROPOSALS 1(A)-(F) AND “FOR” PROPOSAL 2. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING, SUBJECT TO APPLICABLE LAW.

[PRELIMINARY COPY SUBJECT TO COMPLETION]

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of CUTERA, INC.

Common Stock for the upcoming Special Meeting of Stockholders.

YOU CAN VOTE TODAY USING THE FOLLOWING METHOD:

Submit your proxy by Mail

Please complete, sign, date and return the BLUE proxy card in the envelope provided to: Voce Capital Management LLC, c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005

6TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED6

☒	Please mark vote as in this sample

The Participants recommend voting “FOR” the removal of each of the following Opposed Directors:

Proposals 1(a)-(f) – Removal of certain directors without cause
	FOR	AGAINST	ABSTAIN
1(a) Gregory A. Barrett	☐	☐	☐
1(b) Sheila A. Hopkins	☐	☐	☐
1(c) Timothy J. O’Shea	☐	☐	☐
1(d) Juliane T. Park	☐	☐	☐
1(e) Janet D. Widmann	☐	☐	☐

1(f) Any person or persons elected or appointed to the Board or designated to fill any vacancy on the Board after April 2, 2023 and up to and including the date of the Special Meeting, other than J. Daniel Plants, David H. Mowry, and Joseph E. Whitters

	☐	☐	☐

The Participants recommend voting “FOR” Proposal 2.
	FOR	AGAINST	ABSTAIN
Proposal 2 – Repeal of each provision of, or amendment to, the bylaws of the Company adopted by the Board without the approval of the Company’s stockholders after April 13, 2017.	☐	☐	☐

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE

ONLY VALID IF SIGNED AND DATED. Please sign EXACTLY as name appears hereon. If more than one owner, each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date